**EXHIBIT A**

Our 163 properties are operated by our 53 tenants, each representing a distinct brand or concept, with no one tenant representing more than 12.7% of our portfolio by ABR. The following table details information about our tenants (dollars in thousands):

| Tenant(1) | Number Of Properties | Square Feet | ABR ($ in 000s)(2) | % of ABR | ABR Per Square Foot(2) | Weighted Average Lease Term(3) | Weighted Average Annual Rent Escalations(3) |
|---|---|---|---|---|---|---|---|
| 7-Eleven . . . . . . . . . . . . | 18 | 68,228 | 4,385.0 | 12.7% | $ 64.27 | 14.66 | 1.50% |
| Walmart . . . . . . . . . . . . | 4 | 651,301 | 2,720.3 | 7.9% | 4.18 | 8.98 | — |
| CVS Corporation . . . . . . | 11 | 121,422 | 2,117.5 | 6.1% | 17.44 | 14.68 | 0.11% |
| Ollie's Bargain Outlet . . . | 7 | 257,323 | 1.801.8 | 5.2% | 7.00 | 9.58 | 0.76% |
| Lowe's Companies, Inc. . | 3 | 362,719 | 1,678.3 | 4.9% | 4.63 | 12.49 | — |
| Advance Stores Company (Advance Auto Parts) . . . . . . . . | 19 | 135,575 | 1,622.3 | 4.7% | 11.97 | 11.80 | 0.85% |
| Dollar General Corporation . . . . . . . . | 17 | 157,643 | 1,582.3 | 4.6% | 10.04 | 8.92 | 0.15% |
| Walgreen Co. . . . . . . . . | 4 | 60,725 | 1,329.1 | 3.9% | 21.89 | 11.40 | — |
| Home Depot . . . . . . . . . | 1 | 140,720 | 1,202.2 | 3.5% | 8.54 | 6.80 | 2.00% |
| Kohl's Corporation . . . . . | 2 | 165,870 | 1,146.7 | 3.3% | 6.91 | 5.56 | — |
| Floor & Décor . . . . . . . . | 1 | 84,177 | 815.4 | 2.4% | 9.69 | 9.56 | 2.00% |
| Tractor Supply Company | 4 | 86,014 | 778.0 | 2.3% | 9.05 | 9.90 | 1.33% |
| Camping World . . . . . . . | 1 | 66,056 | 705.5 | 2.0% | 10.68 | 13.48 | 1.81% |
| Academy . . . . . . . . . . . | 1 | 71,410 | 699.1 | 2.0% | 9.79 | 15.06 | — |
| Branch Banking and Trust Company . . . . . | 5 | 15,388 | 646.7 | 1.9% | 42.03 | 8.47 | 2.00% |
| Big Jack Holdings LP . . | 4 | 12,289 | 646.1 | 1.9% | 52.58 | 15.47 | 2.00% |
| Fresenius . . . . . . . . . . . | 2 | 15,311 | 642.7 | 1.9% | 41.98 | 11.01 | 1.70% |
| The Wilks Group, Inc. (Ashley Furniture) . . . | 1 | 34,834 | 536.2 | 1.6% | 15.39 | 11.14 | 1.50% |
| Burlington Coat Factory of Texas Inc. . . . . . . . | 1 | 42,925 | 462.0 | 1.3% | 10.76 | 8.64 | 0.85% |
| United Fashions Holdings (Melrose) . . . | 3 | 32,270 | 428.4 | 1.2% | 13.28 | 10.56 | 1.50% |
| Top 20 Subtotal . . . . . . . | 109 | 2,582,199 | 25,945.6 | 75.3% | 10.05 | 11.31 | 0.84% |
| Other . . . . . . . . . . . . . | 54 | 466,465 | 8,512.1 | 24.7% | 18.25 | 10.88 | 1.22% |
| **Total/Weighted Average(3)** . . . . . . . | **163** | **3,048,664** | **34,457.7** | **100%** | **$ 11.30** | **11.21** | **0.93%** |

(1) Represents tenants or guarantor.

(2) ABR does not give effect to an aggregate $205,243 of rent deferral and $692,614 of rent abatement in the period from March 2020 through July 2020. In August 2020, there are four tenants receiving $19,442 of aggregate rent abatement and no tenant receiving rent deferral. No tenant is receiving rent deferral or abatement after August 2020.

(3) Weighted by ABR.

**Overview of Our Leases**

Our leases typically have initial lease terms of at least 10 years and contain two or more options for the tenant to extend the lease term, most often for additional five-year periods. More than 91% of the leases in our portfolio are triple-net, with the remaining leases double-net. Given that approximately 64.0% of our tenants have an investment grade credit rating, a limited number of our leases contain a rent escalation provision over the term of the lease. The leases in our portfolio provide for an average 0.93% increase in ABR. Our lease turnover through 2024 is 1.4% of ABR (assuming no exercise of contractual extension options). As we expand our portfolio, we will seek to include rent escalation